Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 12, 2009
Item 3	News Release The news release dated May 12, 2009 was disseminated through Marketwire’s Canadian and US Investment, Continental Europe Finance and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. announced that it will issue a news release with its First Quarter 2009 financial results after the close of the market on Thursday, May 14, 2009.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 12, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 12th day of May, 2009

May 12, 2009	News Release 09-15

FIRST QUARTER 2009 RESULTS AND CONFERENCE CALL

Vancouver, B.C. –   Silver Standard Resources Inc. announces that it will issue a news release with its First Quarter 2009 financial results after the close of the market on Thursday, May 14, 2009.

A conference call with management to review First Quarter 2009 financial results and project activities is scheduled on Tuesday, May 19, 2009 at 11:00 a.m. EDT.

Toll-free in North America:        (877) 681-3374
All other calls:                 (719) 325-4869

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/eventdetail.cfm?eventid=68755:

The call will be archived and available at www.silverstandard.com after May 19, 2009.

Audio replay will be available for one week by calling:

Toll-free in North America:(888) 203-1112, replay passcode 1942892.
Overseas callers may dial:(719) 457-0820, replay passcode 1942892.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Source: Silver Standard Resources Inc.